FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Webcast presentation regarding second quarter 2009 preliminary results.

REPSOL

REPSOL

Repsol YPF

Second Quarter 2009 Preliminary Results

WEBCAST – CONFERENCE CALL

July 30th, 2009

Repsol YPF

2Q09 Preliminary Results

July 2009

Disclaimer REPSOL

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

REPSOL

2Q 2009 HIGHLIGHTS

Miguel Martínez

COO

2Q 2009 Highlights REPSOL

428 M€ CCS Recurrent Operating Income (70% lower YoY)

World macroeconomic environment:

Negative performance of all variables at the macroeconomic scenario, except for oil prices and exchange rate ($/€).

Lower oil & gas and electricity pool (in Spain) prices YoY

Lower refining margins

Declining global demand for oil products (although trend seems to be picking up)

REPSOL

2Q 2009 RESULTS

Miguel Martínez

COO

2Q 2009 Results REPSOL

CCS Operating Income

Million €

1500

-72%

1000

1526

500

424

0

2Q 08 2Q 09

CCS Adjusted Operating Income

Million €

1500

-70%

1000

1434

500

428

0

2Q 08 2Q 09

2Q 2009 Results REPSOL

Adjusted Net Income

Million €

-56%

600

907

300

403

0

2Q 08 2Q 09

2Q 2009 Upstream Results REPSOL

UPSTREAM: Adjusted Operating Income

Million €

800

600

400

758

18

54

200

(593) (48)

(17)

172

0

2Q08 Price effect Volume Exploration Costs Exchange rate Others 2Q09

2Q 2009 LNG Results REPSOL

Adjusted Operating Income

L N G

Million €

Higher marketing margins

28%

20

Drop in the electricity pool price in Spain

23

18

Lower sales in CCGT

0

2Q 08 2Q 09

2Q 2009 Downstream Results REPSOL

DOWNSTREAM: Refining margins in Spain vs Brent cracking

2004-2007 2008 2009

Dif. Mg Ref.España - Brent Cr. Mensual

Media Anual

-2,5 -2,0 -1,5 -1,0 -0,5 0,0 0,5 1,0 1,5 2,0 2,5 3,0 3,5 4,0 4,5 5,0 5,5 $/bbl

ene-04 feb-04 mar-04 abr-04 may-04 jun-04 jul-04 ago-04 sep-04 oct-04 nov-04 dic-04

ene-05 feb-05 mar-05 abr-05 may-05 jun-05 jul-05 ago-05 sep-05 oct-05 nov-05 dic-05

ene-06 feb-06 mar-06 abr-06 may-06 jun-06 jul-06 ago-06 sep-06 oct-06 nov-06 dic-06

ene-07 feb-07 mar-07 abr-07 may-07 jun-07 jul-07 ago-07 sep-07 oct-07 nov-07 dic-07

ene-08 feb-08 mar-08 abr-08 may-08 jun-08 jul-08 ago-08 sep-08 oct-08 nov-08 dic-08

ene-09 feb-09 mar-09 abr-09 may-09 jun-09

1,7 1,8 1,4 1,4 2,0 1,9 2,5 2,3 2,2 1,3 1,0 3,1 2,2 3,8 3,1 1,6 3,1 0,8 -1,4 0,0 0,5 -1,3

2Q 2009 Downstream Results REPSOL

DOWNSTREAM: Refining margin Indicator vs NWE Brent cracking margin us$/bbl

2,0 1,0 0,0 -1,0 -2,0

2Q08 Premium Crude spread Product spreads 2Q09 Premium

2Q 2009 Downstream Results REPSOL

DOWNSTREAM: CCS Adjusted Operating Income

Million €

300

200

298

100

40

64 56

0

21

(367)

-100

2Q08 Refining activity Peru Marketing Others 2Q09

2Q 2009 YPF Results REPSOL

YPF: Adjusted Operating Income

Million € 500

Increase in prices at pump stations

400

Lower costs

300

Lower export revenues 200 52

Lower revenues 324 from products influenced by

100 (211) international oil (61) prices (9)

95

Higher depreciations 0

2Q08 Export prices & Operating costs Depreciation Others 2Q09 international price related products net of taxes

2Q 2009 GAS NATURAL Results REPSOL

Adjusted Operating Income

Million € GAS NATURAL

200

+23%

150

100

165 134

50

0

2Q 08 2Q 09

REPSOL

2Q 2009 MAIN DEVELOPMENTS

Miguel Martínez

COO

2Q 2009 Main Developments REPSOL

Exploration Success: 13 new discoveries in 2009

Since 1Q09 Conference Call: Montanazo and Lubina in Spain, Vampira in Brazil

Agreements reached in Venezuela

Cost Savings Plan:

Implemented by the Company at the beginning of 2009

321 M€ in cost savings in 2Q09 like-for-like basis (total savings achieved: 624 M€)

Investment Plan

Investment Plan remains on track

Similar level of investment as last year…

…going ahead with our core investments

REPSOL

2Q 2009 FINANCIAL RESULTS

Miguel Martínez

COO

Credit metrics overview REPSOL

31 Mar 30 Jun 30 Jun 30 Jun 09

Million Euro 2009 2008 2009 (Ex Gas Nat.)

NET DEBT 5,376 3,213 10,405 3,657 CAPITAL EMPLOYED 31,289 26,916 35,788 28,245

NET DEBT / CAPITAL EMPLOYED (%) 17.2% 11.9% 29.1% 12.9%

EBITDA 1,443 4,916 2,988 1,259

EBITDA / NET DEBT (1) 1.1 3.1 0.6 0.7

NET INTEREST 69 104 198 99

NET INTEREST + DIVIDENDS PREFERRED SHARES 111 206 273 174 EBITDA / NET INTEREST 20.8 47.1 15.1 12.7

EBITDA / NET INTEREST + DIVIDENDS PREFERRED 13.0 23.9 10.9 7.2

(1) Annualized figures

REPSOL REPSOL

Repsol YPF

Second Quarter 2009 Preliminary Results

WEBCAST – CONFERENCE CALL July 30th, 2009

Repsol YPF

2Q09 Preliminary Results July 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 30th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer